

Mail Stop 3030

June 3, 2016

Peter Bloch
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, Ontario M5G 2C9

> **Re:** **Bionik Laboratories Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 13, 2016**
> **File No. 333-207581**

Dear Mr. Bloch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2016 letter.

Executive Compensation, page 42

1.	We note your disclosure that you changed your fiscal year from December 31 to March 31. Please update your disclosure in this section for your last completed fiscal year in accordance with Regulation S-K Item 402.

Financial Statements

Note 14: Subsequent Events, page F-26

2.	With respect to the acquisition of IMT, please revise the notes to the financial statements to more fully provide the disclosures required by ASC 805-10-50-4. Under the cited guidance, the financial statements should provide the disclosures required by ASC 805-

10-50-2. To the extent those disclosures cannot be provided, describe which disclosures cannot be provided and the reason why they could not be made.

3.   We note on page 2 that your Board of Directors authorized the changing of your fiscal year-end to March 31, and that audited financial statements for the new fiscal year will be reflected in your Transition Report on Form 10-K. Please explain to us your plan for updating the financial statements in this filing (i.e., the registrant's, IMT's, and pro forma) and the basis for your determination. As part of your response, tell us whether you will be including audited or unaudited transition period financial statements in this registration statement.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements

Pro Forma Balance Sheet

4.   We note you have $24.9 million in unallocated purchase price. Your purchase price should be allocated to specific identifiable tangible and intangible assets. If the allocation is preliminary / provisional, please revise your pro forma financial statements to record the significant tangible and intangible assets likely to be recognized, based upon your best estimates of information you have obtained. As applicable, please disclose that the amounts are preliminary and the significant uncertainties surrounding the amounts. Similarly, disclose any uncertainties regarding the effects of amortization periods assigned to the assets.

Pro Forma Operations Statement

5.   Please revise to present pro forma loss per share, including disclosure of pro forma weighted average shares.

Notes to Pro Forma Combined Financial Statements

6.   Please add a footnote to explain the derivation of the purchase price, including how you determined the fair values of the shares issued and stock options assumed.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen Fox, Esq.
          Ruskin Moscou Faltischek, P.C.